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EXHIBIT 99.1

CENTRAL FUND ENTERS UNDERWRITING AGREEMENT

TSX SYMBOLS:	CEF.A/CEF.U
AMEX SYMBOLS:	CEF

FOR IMMEDIATE RELEASE

For release on September 12, 2007
On Canada News Wire and U.S. Disclosure Circuit

        TORONTO, Ontario (September 12, 2007/CNW/) — Central Fund of Canada Limited ("CFOC") of Calgary, Alberta announced today that it has entered into an agreement with CIBC World Markets Inc. under which the underwriter has agreed to buy and sell to the public, in Canada and in the United States under the multijurisdictional disclosure system, 10,600,000 Class A Shares of CFOC. CFOC has also granted the underwriter the right to increase the size of the offering by end of day today by up to an additional 2,100,000 Class A shares. The offering will be made under a prospectus supplement to CFOC's US$250,000,000 base shelf prospectus dated September 29, 2006.

        The purchase price of U.S.$9.44 per Class A Share is expected to result in gross proceeds of approximately U.S.$100,064,000. Substantially all the net proceeds of the offering have been committed to purchase gold and silver bullion, in keeping with the investment policies established by the board of directors of CFOC, for settlement at closing of the issue. The additional capital is expected to reduce the annual expense ratio in favour of the shareholders of CFOC.

        Closing is expected to occur on or about September 19, 2007.

        CFOC has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus including any prospectus supplement and the other documents the Company has filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and the SEC for more complete information about the Company and this offering. You may obtain a copy of the base shelf prospectus from CIBC World Markets Corp., Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303, or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus in Canada from CIBC World Markets Inc., 6th Floor, 161 Bay Street, Toronto, Ontario, M5J 2S8, fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. CFOC's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the company's filings with the Canadian securities regulatory authorities and the SEC.

        Central Fund of Canada Limited is a refined gold and silver bullion holding company.

        For further information please contact: J.C. Stefan Spicer, President and CEO at (905) 648-7878. Website: www.centralfund.com Email: info@centralfund.com

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CENTRAL FUND ENTERS UNDERWRITING AGREEMENT